SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

R.V.B. Holdings Ltd. (in temporary liquidation) (the “Company”) hereby announces that on October 28, 2015, the temporary liquidator of the Company filed with the Tel Aviv District Court (the “Court”) an agreement for the sale of the Company by way of share issuance  to Aviv Tzidon and Magic Stones - Gemstone Import and Marketing Ltd. (Collectively, the “Buyer”, and the “Agreement”). The Agreement was reached following a request for proposals procedure carried out by the temporary liquidator of the Company to sale the Company as a shell company free and clear from all assets and obligations of any kind.

Pursuant to the Agreement, following the approval of the Agreement by Court, the temporary liquidator of the Company will act, in the following order, to: (1) cancel the nominal value of the Company’s shares, such that the Company's shares will not have any nominal value, (2) convert 71,923,155 non-tradeable options to purchase ordinary share of the Company into 71,923,175 ordinary shares of the Company, (3) conduct a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company the shareholders of the Company will receive one (1) share), and (4) increase the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value. Upon completion of the procedures detailed above, the Company, through its temporary liquidator, will issue the Buyer 9,990,000 ordinary shares of the Company, which, on the date of issuance, will represent 99.9% of the issued and outstanding share capital of the Company on a fully diluted basis (the “Issuance”). In consideration for the Issuance, the Buyer will pay the temporary liquidator NIS 600,000.

Additionally, the liquidator will ask the Court to approve that all assets, obligations and rights of any kind of the Company (other than the shares issued pursuant to the Agreement and the stock exchange shell company) will be transferred to the liquidation fund, and that upon the Issuance, the issued shares shall be free and clear from all assets and obligations of any kind.

The Agreement is subject, among others, to the approval of the Israel Official Receiver and the Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Mordechai Shalev, Adv.
Name: Mordechai Shalev, Adv.
Title: Temporary Liquidator (Executive Principal Officer)

Date: November 2, 2015